Mail Stop 3561

August 7, 2009

Via Fax & U.S. Mail

Mr. Mark S. Robinow
Chief Financial Officer
7150 East Camelback Road, Suite 220
Scottsdale, Arizona 85251

      Re: **Kona Grill, Inc.**
              Form 10-K for the year ended December 31, 2008
              Filed March 17, 2009
              File No. 001-34082

Dear Mr. Robinow:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Linda Cvrkel
              Branch Chief

VIA FACSIMILE
(480) 991-6811